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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
FOUNDATION COAL HOLDINGS, INC. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
35039W100 (CUSIP Number)
Leslie A. Grandis McGuireWoods LLP One James Center 901 East Cary Street Richmond, Virginia 23219 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 7, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.            35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMCI Acquisition, LLC IRS No. 13-4284949

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 3,005,210
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,005,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.            35039W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hans J. Mende

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 3,005,210
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 3,005,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,005,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

        This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Foundation Coal Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 999 Corporate Boulevard, Suite 300, Linthicum Heights, MD 21090.

Item 2.    Identity and Background

        This Schedule 13D is being filed by AMCI Acquisition, LLC, ("AMCI") and Hans J. Mende ("Mende" and collectively with AMCI, the "Reporting Persons"). AMCI directly owns the shares of Common Stock reported in Item 5. Mende, is the President of AMCI and holds a 40% beneficial interest in AMCI. The Kirmar Limited Partnership (of which Mende owns a .6% general partnership interest, a .4% general partnership is held jointly with Fritz R. Kundrun (with rights of survivorship) and Mende's son and daughter each own a 49.5% limited partnership interest) owns a 10% beneficial interest in AMCI. By virtue of such relationship, Mende may be deemed to beneficially own the shares of Common Stock directly owned by AMCI.

        AMCI is a Delaware limited liability company with a limited term of existence, the principal purpose of which is to hold equity securities. Mende is the President of AMCI.

        The principal business and office address of the Reporting Persons is One Energy Place, Suite 1000, Latrobe, Pennsylvania 15650.

        Information with respect to executive officers and directors of AMCI, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference.

        During the last five years, none of the Reporting Persons nor any executive officer or director of AMCI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        On February 9, 2004, First Reserve Fund IX, L.P. ("Fund IX") and Blackstone Capital Partners IV L.P. ("Blackstone IV") formed RAG American Coal Acquisition Company, LLC, a Delaware limited liability company (later known as Foundation Coal Holdings, LLC ("Foundation LLC")). As the original members of Foundation LLC each of Fund IX and Blackstone IV was granted 50 units in exchange for consideration in the form of management and capital formation advisory services. Foundation LLC was formed to acquire the North American coal mining operations of RAG Coal International AG ("RAG"). On April 23, 2004, Foundation LLC formed Foundation Coal Corporation ("FCC") as a wholly owned subsidiary. On May 24, 2004, FCC entered into a Stock Purchase Agreement with RAG (the "Stock Purchase Agreement") whereby FCC agreed to acquire all of the direct and indirect subsidiaries engaged in coal mining in North America then owned by RAG (the "Acquisition"). The Issuer was formed on July 19, 2004 to facilitate the Acquisition.

        On July 30, 2004, Foundation LLC granted units of membership interests to the following members in exchange for an aggregate of $196,000,000 in cash contributions:

Member	Cash Contribution	Number and Class of Units
Blackstone FCH Capital Partners IV L.P	$78,214,450	7,821,445 Class A
Blackstone Family Investment Partnership IV	4,116,550	411,655 Class A
First Reserve Fund IX, L.P	82,331,000	8,233,100 Class A
AMCI Acquisition, LLC	29,058,000	2,905,800 Class A
Senior managers of the Issuer	2,280,000	228,000 Class D

        The AMCI cash contribution of $29,058,000 was funded by capital contributions from its limited partners. On July 30, 2004, Foundation LLC and FCC used the proceeds of these cash contributions, along with borrowings under a new senior secured credit facility and proceeds from an offering of senior notes, to finance the Acquisition and provide for ongoing working capital to FCC.

        On August 17, 2004, Foundation LLC was merged with and into the Issuer (the "Merger"). As a result of the Merger, the members of Foundation LLC received one share of the Issuer's Common Stock for each unit of membership interest in Foundation LLC and the Issuer became the successor in interest to Foundation LLC. AMCI received 2,905,800 shares of the Issuer's Common Stock pursuant to the Merger.

        On December 8, 2004, the Issuer effected a 0.879639 for one reverse stock split with respect to its Common Stock. As a result of the reverse stock split, prior to the Issuer's initial public officer (the "IPO"), AMCI held 2,556,056 shares of Common Stock.

        In connection with the IPO, which closed on December 14, 2004, the Issuer sold an aggregate of 23,610,000 shares of Common Stock to a syndicate of underwriters for aggregate net proceeds of approximately $487 million. The Issuer used approximately $434 million of the net proceeds of the IPO to pay two cash dividends to certain of Issuer's stockholders as of December 8, 2004, including AMCI.

        In connection with the IPO, the Issuer declared a stock dividend payable to the holders of record of the Issuer's Common Stock issued and outstanding on December 8, 2004, in an amount equal to such portion of the 3,541,500 shares of Common Stock subject to the underwriter's over-allotment option in the IPO that were not acquired by the underwriters. As a result, payment of such stock dividend was contingent upon whether the underwriters exercised such over-allotment option. On January 7, 2005, the over-allotment option expired and as of that date the underwriters had purchased 511,900 shares of Common Stock subject to the over-allotment option. The remaining 3,029,600 shares of Common Stock were issued ratably to the Issuer's holders as of December 8, 2004. AMCI received a stock dividend of 449,154 shares of Common Stock as of the date of the expiration of the over-allotment option. After giving effect to the stock dividend, AMCI is the record holder of 3,005,210 shares of Common Stock.

Item 4.    Purpose of Transaction

        The Reporting Persons acquired the Common Stock directly beneficially owned by AMCI in order to acquire an equity interest in the Issuer.

        AMCI also intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights, with respect to the shares of Common Stock owned by AMCI, and its rights to designate directors to the board of directors of the Issuer pursuant to the Letter Agreement (as defined below), which is more fully described in Item 6. In addition, pursuant to the Amended and Restated Stockholders Agreement dated October 4, 2004 (the "Stockholders Agreement") among the Issuer, AMCI, Fund IX, Blackstone FCH Capital Partners IV L.P. ("Blackstone FCH"), Blackstone Family Investment Partnership IV-A L.P. (collectively with Blackstone FCH, "Blackstone"), and the management stockholders parties thereto (the "Management Stockholders"), the parties thereto have agreed to increase the size of the board of directors of the Issuer as necessary in order to include such additional independent directors as may be required by the rules of any exchange on which the shares are traded, with such independent directors to be selected by the Issuer's board of directors and to be reasonably acceptable to Fund IX and Blackstone.

        The information set forth under Item 3 and 6 is hereby incorporated by this reference.

        AMCI intends to review its investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

        Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule I, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer

        (a)   As of January 7, 2005, AMCI directly beneficially owned an aggregate of 3,005,210 shares of Common Stock, constituting approximately 6.7% of the 44,624,047 shares of Common Stock outstanding as of January 7, 2005 (based on information obtained from the Issuer), and Mende may be deemed to indirectly beneficially own such shares by virtue of the relationships reported in Item 2.

        (b)   AMCI shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares of Common Stock held by it with its President, Mende.

        (c)   Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Shares.

        (d)   No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of, the shares of Common Stock owned by the Reporting Persons.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

JOINT FILING AGREEMENT

        A Joint Filing Agreement dated January 14, 2005 by and between AMCI and Mende has been executed by the Reporting Persons, and a copy of the Joint Filing Agreement has been filed as Exhibit 1 to this Schedule 13D.

STOCKHOLDERS AGREEMENT

        Pursuant to the Stockholders Agreement, each of Blackstone and Fund IX will designate three nominees for election on the Issuer's eight member board of directors (the "Board"). Blackstone and Fund IX will also designate one joint nominee. The Board will designate the other nominee who must be "independent" as such term is defined by the New York Stock Exchange rules, but the nominee must be reasonably acceptable to both Blackstone and Fund IX. In addition, the parties have agreed to increase the size of the board of directors as necessary in order to include such additional independent directors as may be required by the rules of any exchange on which the shares are traded, with such independent directors to be selected by the Issuer's Board and to be reasonably acceptable to Fund IX and Blackstone. If at any time, either Blackstone and its affiliates or Fund IX and its affiliates beneficially own less than 66 2/3% of the aggregate number of shares owned by the other, then such entity will only be entitled to designate two directors, and if at any time either Blackstone and its affiliates or Fund IX and its affiliates own less than 33 1/3% of the aggregate number of shares owned by the other, then such entity will only be entitled to designate one director. If either Fund IX or Blackstone ceases to hold shares of Common Stock, such entity will no longer be entitled to designate any directors to serve on the Board and will cause its designated directors to resign.

        So long as (i) Fund IX is entitled to designate at least two nominees for election to the Board, (ii) at least one of such designees is serving as a director and (iii) Fund IX, Blackstone and their affiliates collectively own at least 20% of the outstanding shares of Common Stock (a "Qualifying Sponsor Group"), then Fund IX will have the power to appoint the chairman of the Issuer's Audit Committee and other committees of the Board, except for the Compensation Committee. So long as Blackstone is a Qualifying Sponsor Group, it will have the right to appoint the chairman of the Compensation Committee. For so long as such party constitutes a Qualifying Sponsor Group, Fund IX and Blackstone have a right to proportionate representation on each committee based on the representation of each party on the Board.

        All significant decisions require the approval of the Issuer's Board, acting by a simple majority vote. For certain significant actions of the Board ("Significant Actions"), this majority vote must include the approval of at least one director solely designated by Fund IX, so long as Fund IX is a Qualifying Sponsor Group, and the approval of at least one director solely designated by Blackstone, so long as Blackstone is a Qualifying Sponsor Group. These Significant Actions include, among others things, the appointment, removal or termination of the Issuer's Chief Executive Officer or other senior officers; the creation, authorization or issuance of any of the Issuer's stock or other securities; any declaration or payment of dividends; any purchase, sale, lease, encumbrance, transfer or other acquisition or disposition of any of the Issuer's assets having an aggregate value in excess of $20 million; any merger, consolidation, conversion, business combination or joint venture involving the Issuer or its subsidiaries; any transaction involving the Issuer on the one hand, and the certain stockholders of the Issuer (including AMCI) or their affiliates on the other hand; any incurrence of indebtedness in excess of $20 million; the approval of the Issuer's operating budget, capital budget and/or business plan; and the incurrence of any unbudgeted capital expenditures in excess of $10 million.

        So long as Fund IX or Blackstone constitutes a Qualifying Sponsor Group, each will vote all of its Common Stock in favor of any person designated pursuant to the Stockholders Agreement to serve on the Board of the Issuer. For so long as a designee of Fund IX serves on the Board and AMCI owns at least 5% of the Common Stock, the Issuer is separately obligated to provide AMCI with information regarding the Issuer that is made available to the directors. During this period, the Stockholders Agreement provides that AMCI will vote all of its Common Stock in favor of any person designated pursuant to the Stockholders Agreement to serve on the Board of the Issuer.

        In addition, pursuant to the Stockholders Agreement, the Management Stockholders' ability to sell, transfer, pledge or dispose of Common Stock or options to purchase Common Stock is restricted. However, Management Stockholders are permitted to transfer Common Stock and options in a limited number of circumstances, including transfers to the Company, Blackstone or Fund IX.

        The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the text of Exhibit 2, which is incorporated by this reference.

REGISTRATION RIGHTS AGREEMENT

        Pursuant to a Registration Rights Agreement dated as of August 17, 2004, by and between the Issuer, Fund IX, Blackstone, AMCI and the Management Stockholders, each of Fund IX, Blackstone and AMCI will, in certain circumstances, have the ability to require the Issuer to register its shares of Common Stock. In addition, in connection with other registered offerings by the Issuer, parties to the Registration Rights Agreement will have the ability to exercise certain piggyback registration rights with respect to such offerings.

        The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 3, which is incorporated by this reference.

LETTER AGREEMENT

        Pursuant to a letter agreement, dated August 17, 2004, between First Reserve Corporation, an affiliate of Fund IX, and AMCI (the "Letter Agreement"), for so long as Fund IX is entitled to appoint three directors to the Issuer's board, it will appoint one person designated by AMCI who is reasonably satisfactory to Fund IX. Should Fund IX not be entitled to appoint three directors to our board, it will have no obligation to appoint a person designated by AMCI.

        The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the text of Exhibit 4, which is incorporated by this reference.

LOCK-UP LETTER

        In connection with the consummation of the IPO, AMCI signed a lock-up letter (the "Lock-Up Agreement") with the underwriters whereby AMCI agreed, subject to certain exceptions, not to dispose of or hedge any of its shares of Common Stock or securities convertible into or exchangeable for shares of

        Common Stock during the period that is 180 days from December 8, 2004, except with the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Citigroup Global Markets Inc. ("CGMI"), with certain exceptions. In addition, AMCI agreed that, without the prior written consent of Morgan Stanley and CGMI, it will not, during such period make any demand for or exercise any right with respect to, the registration of any shares of Common Stock, provided that a stockholer entitled make a demand registration pursuant to the Registration Rights Agreement may do so as long as no registration statement is filed during such period.

        The foregoing summary of the Lock-Up Letter is qualified in its entirety by reference to the text of Exhibit 5, which is incorporated by this reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement of Schedule 13D.
Exhibit 2
Amended and Restated Stockholders Agreement, dated as October 4, 2004, by and among the Issuer, Blackstone, Fund IX, AMCI and the management stockholders parties thereto (incorporated herein by reference to Exhibit 4.2 to Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer on October 22, 2004 (File No. 333-118427).
Exhibit 3	Registration Rights Agreement, dated as August 17, 2004 by and among the Issuer, Blackstone, Fund IX, AMCI and the management stockholders parties thereto.
Exhibit 4	Letter Agreement dated August 17, 2004 between First Reserve Corporation and AMCI.
Exhibit 5	Form of Lock-Up Letter signed by certain stockholders of the Issuer (incorporated herein by reference to Exhibit A to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer on October 22, 2004 (File No. 333-118427).

Signature

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: January 14, 2005
AMCI ACQUISITION, LLC
By: /s/ HANS J. MENDE
Name: Hans J. Mende
Title: President
/s/ HANS J. MENDE Hans J. Mende

Schedule I

        The name, business address, citizenship, position with AMCI Acquisition, LLC and present principal occupation or employment of each of the executive officers and directors of AMCI Acquisition, LLC are set forth below:

Name	Business Address	Citizenship	Position with AMCI Acquisition, LLC	Principal Occupation or Employment
Hans J. Mende	(1)	Germany	President and Manager	President and Chief Executive Officer of American Metals & Coal International, Inc.
Michael J. Walker	(1)	United States	Executive Vice President and Treasurer	Executive Vice President and Treasurer of Laurel Mountain Management, Inc.
Angela Robin Grace	(1)	United States	Secretary	Secretary of Laurel Mountain Management, Inc.

(1)
One Energy Place, Suite 1000, Latrobe, Pennsylvania 15650

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Signature
Schedule I